UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2022

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

 Attached hereto and incorporated herein is PolyPid Ltd.’s (the “Registrant”) press release issued on April 6, 2022, titled “PolyPid Secures $15 Million Non-Dilutive Secured Term Loan Facility.”

The first paragraph and the sections titled “About the Loan Facility” and “Forward-looking Statements” in the press release are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-257651) and Form S-8 (File No. 333-239517), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1 *	Agreement for the Provision of a Loan Facility of up to $15,000,000, dated April 5, 2022, by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd.
99.1	Press Release issued by PolyPid Ltd. on April 6, 2022, titled “PolyPid Secures $15 Million Non-Dilutive Secured Term Loan Facility.”

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to PolyPid Ltd. if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: April 6, 2022	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Executive Vice President and Chief Financial Officer

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